

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2017

Michael Raab
Chief Executive Officer
Ardelyx, Inc.
34175 Ardenwood Blvd., Suite 200
Fremont, CA 94555

     Re: Ardelyx, Inc.
         Registration Statement on Form S-3
         Filed April 24, 2017
         File No. 333-217441

Dear Mr. Raab:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Ada D. Sarmento at (202) 551-3798 with any questions.

                Division of Corporation Finance
                Office of Healthcare and
                Insurance

cc: Mark V. Roeder